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Mark A. Quade Associate +1 312 609 7515 mquade@vedderprice.com

July 31, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Attn: Alison White, Esq.
David Manion

Re:	Viking Mutual Funds (the “Registrant”) (File No. 333-219087) Registration Statement on Form N-14

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 25, 2017 and July 27, 2017 with respect to the Registrant’s Registration Statement on Form N-14 filed on June 30, 2017 (the “Registration Statement”) relating to the issuance by the following series of the Registrant: Kansas Municipal Fund, Maine Municipal Fund, Nebraska Municipal Fund, New Hampshire Municipal Fund and Oklahoma Municipal Fund (each, a “Successor Fund”), of shares of beneficial interest in connection with the reorganization of each of the corresponding series of Integrity Managed Portfolios of the same name (each, a “Predecessor Fund”) into the applicable Successor Fund (the “Reorganizations”).

Any capitalized terms used but not defined herein have the same meanings assigned to them in the Registration Statement.  All page references refer to the Joint Proxy Statement/Prospectus included in the Registration Statement.

Set forth below are the staff’s comments and the Registrant’s responses.  Pursuant to Rule 488 under the Securities Act of 1933, as amended, the Registration Statement became effective on July 30, 2017. The Registrant is filing the definitive form of the Joint Proxy Statement/Prospectus and the Statement of Additional Information on or about the date hereof in order to address the comments of the staff and to complete all missing information.

Accounting Comments

Joint Proxy Statement/Prospectus

Comment (1)      Regarding the Expense Examples section of the Synopsis, please confirm the numbers in the example.

222 North LaSalle Street	Chicago, Illinois 60601	T +1 312 609 7500	F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

U.S. Securities and Exchange Commission

July 31, 2017

Response:          The Registrant confirms that the numbers disclosed in the Expense Examples section of the Synopsis are accurate.  The Expense Example numbers assume that the expense limitation agreement remains in effect for one year (emphasis added).

Comment (2)      In the Material Federal Income Tax Consequences section, please update the disclosure to note which Predecessor Funds have capital loss carryforwards and also update the terminology regarding capital loss carryforwards in order to be consistent with terminology used in the Code.

Response:          The Registrant has revised the disclosure.

Comment (3)      Please confirm supplementally whether or not management fees waived and expenses reimbursed pursuant to the expense limitation agreement may be recouped by the Adviser. If such fees and expenses may be recouped, please disclose the Adviser’s ability to do so.

Response:          The Registrant confirms that management fees waived and expenses reimbursed pursuant to the expense limitation agreement may not be recouped by the Adviser.

Comment (4)      In the Financial Highlights section relating to the Oklahoma Municipal Fund, please confirm that the Fund’s net assets as of the fiscal years ended July 29, 2016 and July 31, 2015 are accurately presented, or modify as necessary.

Response:          The Registrant has modified the net assets to conform with the Funds’ shareholder reports.

Comment (5)      Please consider revising statements that the Annual Reports and Semi-Annual Reports for the Predecessor Funds are “incorporated by reference” since they are included in the Registration Statement filed with the Commission.

Response:          The reports have been included in the filing of the Registration Statement due to technical wording in Form N-14 which the Registrant, on advice of counsel, interprets to require that documents incorporated by reference be included in the registration statement filed on Form N-14. The documents incorporated by reference are not mailed to shareholders or included in the definitive filing. Accordingly, the Registrant believes that the terminology used is correct.

Statement of Additional Information

Comment (6)      In the Taxation of the Funds section, please update the terminology regarding capital loss carryforwards in order to be consistent with terminology used in the Code.

Response:          The Registrant has revised the disclosure.

Comment (7)      The staff notes that the consent of the independent registered public accounting firm, dated June 29, 2017, filed as exhibit 14 to the Registration Statement will be 30 days old as of July 29, 2017 and reminds the Registrant that an updated consent may therefore be required for any amendments to the Registration Statement that are filed after July 29, 2017.

Response:          The Registrant acknowledges the staff’s note in this regard.

U.S. Securities and Exchange Commission

July 31, 2017

Legal Comments

Joint Proxy Statement/Prospectus

Comment (8)      The Joint Proxy Statement/Prospectus includes the following disclosure related to certain documents incorporated by reference: “Each document is incorporated by reference into this Joint Proxy Statement/Prospectus only insofar as it relates to the Funds. No other parts of such documents are incorporated by reference herein.” Please advise as to what this statement means and why it is included.

Response:          The Registrant has removed the phrase referenced in the staff’s comment.

Comment (9)      Regarding the documents incorporated by reference, the staff notes that these documents were also included in the Registrant’s Registration Statement on Form N-14, as filed with the Commission on June 30, 2017 and that incorporation of these documents by reference may be sufficient. Please consider whether including such documents in the Registrant’s Registration Statement as filed with the Commission is necessary or supplementally respond if the Registrant will be providing such documents to the Funds’ shareholders along with the Joint Proxy Statement/Prospectus.

Response:          See response to Comment 5.

Comment (10)    Under “Investment Process and Risks” within the Synopsis, please disclose the extent to which each existing Fund may invest in U.S. territorial obligations (including qualifying obligations of Puerto Rico, the U.S. Virgin Islands, and Guam), private activity bonds, municipal bonds, and investment grade securities. Please also disclose each existing Fund’s policy with respect to downgrades of securities ratings and temporary departures from investment objectives.

Response:          The Registrant has revised the disclosure.

Comment (11)    Regarding the statement that “no portfolio turnover is expected solely as a result of the Reorganizations” within the Synopsis, please supplementally explain whether this statement means that no portfolio repositioning costs are expected solely as a result of the Reorganizations.

Response:          The Registrant confirms that no portfolio repositioning costs are expected solely as a result of the Reorganizations.

Comment (12)    Please disclose each existing Fund’s and Successor Fund’s principal investment strategy with respect to inverse floating rate securities in order to correspond to similar risk disclosure in the “Principal Risks” section, or explain why such risk disclosure is provided.

Response:          The Registrant has removed the risk disclosure noted in the staff’s comment.  The Registrant supplementally responds that the existing Funds and Successor Funds do not invest in inverse floating rate securities pursuant to their respective principal investment strategies.

Comment (13)    Under the heading “Board Approval of the Reorganizations,” please disclose any factors considered by the Board that did not support approval of the Reorganizations (for example, the Registration Statement’s disclosure that “[a]fter each Reorganization, the Successor Fund’s ability to use the existing Fund’s pre-Reorganization capital losses, if any, may be limited.”)

Response:          The Registrant believes that the Board Considerations disclose all material factors considered by the Board, which include potential benefits of the Reorganizations as well as potential adverse consequences of the Reorganizations including who will bear the costs of the Reorganizations.  For the information of the staff, each Reorganization is expected to qualify as an “F” reorganization under the Code. If the Reorganizations so qualify, there is not expected to be any impact on capital loss carryovers.

U.S. Securities and Exchange Commission

July 31, 2017

Comment (14)    Please disclose whether the benefit of the “future economies of scale” that are sought from the Reorganizations, as discussed under the heading “Board Approval of the Reorganizations,”  will be passed on to shareholders.

Response:          The Registrant has revised the disclosure to state that such benefits may result in lower Successor Fund expenses over time.

Comment (15)    Please disclose what the Funds may do if the Reorganizations are not approved by Fund shareholders. Please also disclose whether the Reorganizations are contingent upon each other.

Response:          The Reorganizations are not contingent upon each other, and the Funds would likely continue to operate in their current corporate form if shareholders do not approve the Reorganizations. Disclosure to this effect has been added.

Comment (16)    The staff notes that the prospectus for the existing Funds reserve the Funds’ right to redeem in-kind, but that no such right is disclosed for the Successor Funds. If the Successor Funds reserve the right to redeem in-kind please disclose (i) that shares received through a redemption in-kind will be subject to market risk and transaction costs upon sale, and (ii) whether the Funds will provide a pro-rata slice of portfolio assets, individual securities, or a representative securities basket in exchange for Fund shares that are redeemed in-kind.

Response:          For the information of the staff, the Successor Funds have not reserved the right to redeem shares in-kind.

Comment (17)    Regarding the table relating to Kansas, Maine and Nebraska Funds under “Exhibit B: Fundamental Investment Restrictions,” please confirm that in the final Registration Statement footnote numbers “2” and “3” which follow the table will have corresponding references in the table.

Response:          Confirmed.

Comment (18)    Regarding the table relating to New Hampshire and Oklahoma Funds under “Exhibit B: Fundamental Investment Restrictions,” please confirm that in the final Registration Statement footnote number “2” which follows the table will have corresponding reference(s) in the table.

Response:          Confirmed.

Comment (19)    The “Opinion and consent of Vedder Price P.C. regarding legality of issuance of shares and other matters” filed as Exhibit (11) to the Registration Statement states that the issuer of the opinion assume no obligation to advise the Registrant of any change that may be brought to its attention subsequent to the date on which the opinion is issued. Please advise what, if anything, counsel issuing the opinion would do if a material event occurs between the opinion’s issuance date and the date on which the Registrant issues shares pursuant to the Registration Statement.

Response:          Counsel believes that the opinion is consistent with the requirements of Staff Legal Bulletin No. 19 and that the referenced language is customary market practice for opinions, including share issuance opinions.  Counsel further notes that counsel has not been engaged to, nor does counsel believe that is has a duty to, monitor for changes after the legality opinion has been issued.  Accordingly, counsel respectfully declines to make the requested change to the legal opinion. Moreover, counsel is unable to explain what course of action would be taken if a material change were to occur between the time when the opinion was issued and when the shares are issued in the Reorganization, as this would depend on the facts of the circumstances of such material change.

U.S. Securities and Exchange Commission

July 31, 2017

Statement of Additional Information

Comment (20)    The Statement of Additional Information incorporates documents by reference “only insofar as they relate to the Funds. No other parts of such documents are incorporated by reference herein.” Please advise as to what this statement means and why it is included.

Response:          The Registrant has removed the phrase referenced in the staff’s comment.

Please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7515 if you have any questions or comments regarding the filing.

Very truly yours,

/s/ Mark A. Quade
Mark A. Quade